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------                                                OMB APPROVAL
FORM 5                                     OMB Number:                 3235-0362
------                                     Expires:           September 30, 1998
                                           Estimated average burden hours
                                           per response..............        1.0

/ / Check box if no               U.S. SECURITIES AND EXCHANGE COMMISSION
    longer subject to                       WASHINGTON, DC 20549
    Section 16. Form
    4 or Form 5             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    obligations may
    continue. See            Filed pursuant to Section 16(a) of the Securities
    Instruction 1(b)                         Exchange Act of 1934,
/ / Form 3 Holdings                  Section 17(a) of the Public Utility
    Reported                 Holding Company Act of 1935 or Section 30(f) of
/ / Form 4                              the Investment Company Act
    Transactions                                   of 1940
    Reported

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
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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
General Motors Corporation                     GEOTEK COMMUNICATIONS, INC. (GOTK)               Issuer (Check all applicable)
-------------------------------------------    ----------------------------------------------       Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
100 Renaissance Center                            Number of Reporting        Month/Year             Officer (give  X Other (specify
-------------------------------------------       Person (Voluntary)       12/97                ----        title ---       below)
                 (Street)                                                 -------------------               below)
Detroit, Michigan 48243                                                   5. If Amendment,
-------------------------------------------                                  Date of Original       -------------------------------
  (City)           (State)           (Zip)                                   (Month/Year)
                                                                                             7. Individual or Joint/Group Filing
                                                                          ------------------    (Check applicable line)
                                                                                                 X    Form Filed by one
                                                                                                ----  Reporting Person
                                                                                                      Form Filed by more than
                                                                                                ----  one Reporting Person
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                         TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Issuer's     Direct         Benefi-
                                  (Month/                                                Fiscal Year         (D) or         cial
                                   Day/                 ----------------------------     (Instr. 3 and 4)    Indirect       Owner-
                                   Year)                Amount    (A) or      Price                          (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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*If the form is filed by more than one Reporting Person, see Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)

                                                                               (Print or Type Responses)                      (8/96)
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FORM 5 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                               --------------- Exer-   tion       Title   Number of
                                                                (A)     (D)    cisable Date               Shares
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Right to Convert(1)           (2)                      3         1              (1)    (1)      Common     (2)            (3)
                                                                                                  Stock
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Warrant (4)                   8.625                    3         1               9/27/  9/26/   Common     1,000,000      (5)
                                                                                 1997   2003      Stock
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Warrant (4)                   10.7813                  3         1               9/27/  9/26/   Common     1,000,000      (5)
                                                                                 1997   2003      Stock

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Warrant (4)                   12.9375                  3         1               9/27/  9/26/   Common       500,000      (5)
                                                                                 1997   2003      Stock
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              of Derivative               Indirect
   (Instr. 3)                   Securities              Security:                   Beneficial
                                Beneficially            Direct (D)                  Ownership
                                Owned at End            or Indirect (I)             (Instr. 4)
                                of Year                 (Instr. 4)
                                (Instr. 4)

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Right to Convert(1)               1                      1                           (6)

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Warrant (4)                       1                      1                           (6)

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Warrant (4)                       1                      1                           (6)

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Warrant (4)                       1                      1                           (6)

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Explanation of Responses:

(1) Pursuant to a Loan Agreement dated December 21, 1995, between Hughes Network Systems, Inc. (the predecessor of the Reporting
Person) ("HNS"), the issuer and a subsidiary of the issuer, the Reporting Person may convert the principal amount, currently
$24,500,000, of the outstanding loans into shares of the issuer's Common Stock. The conversion right became exercisable immediately and expires on October 2, 1998. (2) Depending on the dollar amount of any exercise of the Right, or series of exercises, and other conditions in the Loan Agreement, the Conversion Price set forth in the Loan Agreement will be 90% of the weighted average sales price of Issuer's Common Stock as reported by Bloomberg Financial Services for either the one or the ten day period prior to any exercise; thus the actual number of shares of Common Stock which may be acquired through conversion is variable. (3) The conversion right was issued as part of the Loan Agreement, and no separate consideration was paid for its issuance. (4) The warrants were issued under the terms of a Vendor Credit Facility dated September 27, 1996 between HNS and a subsidiary of the issuer. (5) The warrants were issued as part of the Vendor Credit Facility, and no separate consideration was paid for their issuance. (6) Hughes
Electronics Corporation is a direct wholly owned subsidiary of General Motors Corporation.


                                                                                            GENERAL MOTORS CORPORATION


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.    /s/ Martin I. Darvick           6/18/98
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date


Note. File three copies of this form, one of which must be manually signed.                                               Page 2
      If space provided is insufficient, see Instruction 6 for procedure.                                                  (8/96)


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless
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